Greenberg Traurig, P.A.

1221 Brickell Avenue

Miami, Florida 33131

Jaret L. Davis

(305) 579-0676

July 12, 2006

Mr. Ryan Rohn

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:	Devcon International Corp.

Form 8-K Item 4.01

Filed June 28, 2006

File No. 000-07152

Ladies and Gentlemen:

On behalf of our client, Devcon International Corp., a Florida corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Form 8-K filed on June 28, 2006 by the Company (the “Form 8-K”), which comments were set forth in the Staff’s letter dated June 29, 2006 (the “Comment Letter”) to Stephen J. Ruzika, Chief Executive Officer and President of the Company.

For ease of reference, the headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter. The Company has filed simultaneously with the delivery of this letter a Form 8-K/A (the “Revised Form 8-K”). We have also attached to this Letter as Exhibit A the statement that the Commission has requested from the Company.

1.	The Company has revised the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K by revising the first sentence of the body of the Form 8-K to read as follows:

“On June 26, 2006, Devcon International Corp. (the “Company”) dismissed KPMG as the Company’s independent registered public accounting firm.”

2.	The Company supplementally advises the Staff that enclosed herewith are copies of any letter or written communication between the former accountants and the Company’s management or Audit Committee regarding the material weaknesses in internal control over financial reporting identified by the Company. Please

Mr. Ryan Rohn, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

July 12, 2006

note, in accordance with telephonic discussions with the Staff, such written communication have been limited to “final presentations” between the former accountant and the Company’s management or Audit Committee regarding material weaknesses in internal control over financial reporting. Those copies consist of the following information:

•	A three page letter dated April 15, 2006 from our Auditors to our Audit Committee reporting internal control deficiencies observed during the year end audit for the year ended December 31, 2005

•	Two excerpts from the report from our Auditors to our Audit Committee entitled “Presentation to the Audit Committee – Results of the March 31, 2006 Review”. Excerpt 1 consists of Page 12 of the March 31, 2006 report entitled “Significant Deficiencies and Material Weaknesses in Internal Control – Update” and Excerpt 2 consists of an attachment to the March 31, 2006 report representing a copy of the company’s management report to the Audit Committee entitled “Status Report to Audit Committee – Internal Financial, Reporting and Disclosure Controls – May 12, 2006”.

3.	The Company supplementally advises the Staff that enclosed herewith is a schedule of the Company’s fiscal year end 2005 fourth quarter adjustments and quarter ended March 31, 2006 adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. The Company supplementally advises the Staff that accompanying each such adjustment is the following:

•	the reason for such adjustment;

•	the impact of such adjustment on pre-tax net loss; and

•	the reason the Company believes the timing of such adjustment is appropriate.

Please note in accordance with telephonic discussions with the Staff:

•	this schedule of adjustments reflects only those adjustments which, in the Company’s opinion, are unusual or nonrecurring in nature or related to the material weaknesses in internal control over financial reporting identified by the Company and do not include usual recurring entries. Solely, by way of illustration, as discussed with the Staff, such schedule does not include normal bank reconciliation entries but would include bank reconciliation adjustments which would indicate reconciliations were not prepared correctly or on a timely basis if such adjustments existed.

•	this schedule of adjustments does not include adjustments made in the fourth quarter of 2005 or the first quarter of 2006 related to the acquisitions of Coastal Security Company and Guardian International, Inc., which were acquired on November 10, 2005 and March 6, 2006, respectively. The Company considers these adjustments to be normal to acquisition-purchase accounting due to the timing of the transactions when compared to i) the periods under review, ii) the completion dates of the necessary independent appraisals and audit reviews thereof required to ascertain the fair value accounting of these transactions and iii) the accounting and personnel changes necessary in order to conform the acquired company’s accounting policies and procedures with those of the Company.

The Company further supplementally advises the Staff that such schedule quantifies the net effect of all adjustments on pre-tax net income (loss). The Company also supplementally advises the Staff that certain of the adjustments relate to prior periods and that such adjustments were in total not material in accordance with SAB 99 as to cause the effected prior periods, the fourth quarter of 2005 or the first quarter of 2006 to be misrepresentative of results for each period of reporting. Accordingly, adjustments made in preparation of the Company’s audited financial statements for the year ended December 31, 2005 and the unaudited financial statements for the quarter ended March 31, 2006 were all recorded in the fourth quarter of 2005 and the first quarter of 2006 periods respectively.

Mr. Ryan Rohn, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

July 12, 2006

4.	The Company supplementally advises the Staff that, because changes were made to the Form 8-K in response to the Staff’s comment in paragraph 1 of the Comment Letter, the Revised Form 8-K includes an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in the Revised Form 8-K.

Please call the undersigned at the telephone number set forth above or Robert L. Grossman at (305) 579-0756 with any questions or comments you may have regarding the responses set forth herein. With respect to accounting questions or comments, you may call George M. Hare, the Company’s Chief Financial Officer, at (954) 429-1500 ext. 102. In addition, please send all written correspondence directly to the undersigned and Robert L. Grossman of Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to George M. Hare, the Company’s Chief Financial Officer, at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, telecopy (954) 429-1506.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Jaret L. Davis
Jaret L. Davis

cc:	Devcon International Corp.

EXHIBIT A

I, Stephen J. Ruzika, President and Chief Executive Officer of Devcon International Corp. (the “Company”), do hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 12, 2006	/s/ Stephen J. Ruzika
Stephen J. Ruzika
President and Chief Executive Officer

APRIL 15, 2006

3 PAGE LETTER

                    KPMG LLP

                    450 East Las Olas Boulevard

                    Fort Lauderdale, FL 33301

April 15, 2006

Audit Committee and Management

Devcon International Corp.

Deerfield Beach, FL

Gentlemen:

In planning and performing our audit of the consolidated financial statements of Devcon International Corp. as of December 31, 2005, and for the year then ended, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements. The objective of our audit is to report on the consolidated financial statements and not to provide assurance on internal control. The maintenance of adequate internal control designed to fulfill control objectives is the responsibility of management. Because of inherent limitations in internal control, errors or fraud may nevertheless occur and not be detected. Also, controls found to be functioning at a point in time may later be found deficient because of the performance of those responsible for applying them, and there can be no assurance that controls currently in existence will prove to be adequate in the future as changes take place in the organization.

Pursuant to the standards of the Public Company Accounting Oversight Board (United States), we are required to communicate all significant deficiencies and material weaknesses in internal control over financial reporting, identified during the audit, to management and the audit committee.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In connection with our audit of Devcon International Corp., we noted the following control deficiencies that we consider to be significant deficiencies.

Information Technology Considerations

•	The Company does not have formal procedures in place related to access controls over significant applications. Specifically, there is no set expiration period for network passwords, no formally documented procedures for granting user application and network access, and no periodic review of access rights for network and application access

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

APRIL 15, 2006

3 PAGE LETTER

Audit Committee and Management

Devcon International Corp.

April 15, 2005

•	The Company does not have formal change control and testing procedures in place to ensure that any changes to the applications and systems used during financial reporting processes are tested, validated, and approved prior to being placed in production.

•	The Company does not have formal backup and recovery procedures in place to ensure that data, transactions, and programs that are necessary for financial reporting can be recovered.

•	The Company does not have formal change control procedures in place to ensure that any changes to the Security Division’s systems and applications providing control over financial reporting have been properly authorized by an appropriate level of management.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our audit of Devcon International Corp., we noted the following control deficiencies that we consider to be material weaknesses.

Inadequate Financial Statement Preparation, Review, and Closing Procedures

The Company did not maintain adequate policies and procedures to ensure that accurate, reliable consolidated financial statements were prepared and reviewed on a timely basis. Specifically, the following deficiencies were identified:

•	Inadequate policies and procedures to provide for adequate review of manual journal entries in the financial statement preparation process;

•	Inadequate policies and procedures to ensure timely recognition of costs and expenses;

•	Failure to timely reconcile construction contract change orders between project management and accounting records; and

•	Inadequate balance sheet and expense classification processes and review controls to ensure compliance with U.S. generally accepted accounting principles.

Inadequate Number of Individuals with Appropriate U.S. Generally Accepted Accounting Principle Knowledge

The Company lacks a sufficient number of adequately trained finance and accounting resources with appropriate U.S. generally accepted accounting principle expertise. Accordingly, this deficiency resulted the ineffective and untimely account reconciliations and, in certain circumstances, lack of effective analyses and review of technical accounting matters and complex transactions.

Inadequate Reviews of Account Reconciliations, Analyses, and Journal Entries

The Company’s review procedures over account reconciliations, transaction analyses, and journal entries were inadequate. Specifically, deficiencies were noted in the following areas: a) management review of supporting documentation, calculations and assumptions used to prepare the financial statements,

APRIL 15, 2006

3 PAGE LETTER

Audit Committee and Management

Devcon International Corp.

April 15, 2005

including spreadsheets and account analyses; and b) management review of journal entries. These deficiencies resulted in inappropriate classification of assets and the failure to record certain accrued liabilities.

* * * * * * *

This report is intended solely for the information and use of the board of directors, audit committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

EXCERPTS FROM

MARCH 31, 2006

REVIEW

EXCERPT 1

Presentation to the Audit Committee

Results of March 31, 2006 Review

Bob Slappey, Partner

Stacy Gold, Senior Manager

May 18, 2006

This presentation is based upon work performed by KPMG through Wednesday, May 17, 2006 and provides our observations as of that date. It does not include all of the procedures that will be performed and the results and observations are subject to change. Any changes will be communicated to the Audit Committee at the time of the meeting.

This presentation to the Audit Committee is intended solely for the information and use of the audit committee and management and is not intended to be and should not be used by anyone other that these specified parties. This presentation is not intended for general use, circulation or publication and should not be published, circulated, reproduced or used for any purpose without our prior written permission in each specific instance

EXCERPTS FROM

MARCH 31, 2006

REVIEW

EXCERPT 2

Significant Deficiencies and Material Weaknesses in Internal Control - Update

During our 12/31/05 audit, we noted the following material weaknesses:

•	Inadequate polices and procedures with respect to review and oversight of financial results to ensure that accurate consolidated financial statements were prepared and reviewed on a timely basis

•	Inadequate number of individuals with US GAAP experience and

•	Inadequate review of account reconciliations, analyses and journal entries.

In the course of our review, we noted that deficiencies continue to exist in certain of the Company’s internal controls over financial reporting, resulting in correcting adjustments proposed by us and the Company, after the initial close of the subsidiary books of the Company for the quarter.

See attached for Management’s Internal Control Update.

EXCERPTS FROM

MARCH 31, 2006

REVIEW

EXCERPT 2

Devcon International Corp

Status Report to Audit Committee

Internal Financial, Reporting and Disclosure Controls

May 12, 2006

1.	Overview of Company Internal Financial, Reporting and Disclosure Control Condition

•	Auditor report of 2005 and Item 9 disclosures require immediate action for improvement and continuous reduction in weaknesses within the 2nd, 3rd and 4th quarters.

•	Condition varies by operating division high level

1.	Security

•	3 significant accounting systems plus Corporate (GP, Dice, Excel, Solomon)

•	Reconstructed Coastal and Adelphia staff

•	Guardian heavily reliant on Excel

•	Closing procedures need to be made consistent

•	Review – release procedures need to be standardized

•	Staff competencies need to be assessed

2.	Materials & Construction

•	Geographically disbursed

•	Administrative skills in the field

•	Cultural history challenges quick improvement

•	Contractual risk management and profit margin management to be culturally developed

•	Job Bidding & Budgeting process under way

•	Monthly CTC now excepted

3.	Corporate

•	SEC reporting understaffed

•	Review Release procedures need to be standardized

•	Heavy transaction volume and filing requirements overloaded the staff

•	Delays in closing at segment level preclude review at the top

•	Historic tax and special accounting issues has materially absorbed management’s time

2.	Timeline for Improvement and Devcon’s Plan

•	Assess deficiencies and staff by June 30, 2006

•	Build Company-wide plan and budget for plan by July 31,2006

3.	Immediate Goals

•	Define reasons for weaknesses identified in 2005 audit

•	Identify short term remedies and implement to relieve auditor and company risk

EXCERPTS FROM

MARCH 31, 2006

REVIEW

EXCERPT 2

Internal Financial, Reporting and Disclosure Controls

May 12, 2006

4.	Analysis of Weaknesses

Weaknesses Identified by 2005 Audit	Human System or Procedural	Planned Partial Remedy
Inadequate policies and procedures for review and oversight of subsidiary financial results	Human and Procedural	Closing Calendar with embedded review procedures

Inadequate number of individuals with US GAAP experience	Human	Recruit Manager or Director of SEC Reporting

Inadequate review of account reconciliations and analysis of journal entries	Human, procedural and system	Template account analyses and recurring journal entries Provide for closing calendars with embedded review procedures. Define journal entries requiring review and sign off.

Information Technology inadequate access Controls, change and testing procedures, backup recovery procedures and documentation	Human, procedural and system	Hire Director of Information Technology.

5.	Improvements to Internal reporting and financial controls:

•	Inadequate policies and procedures in the information technology disciplines

1.	Hired Director of Information Technology to begin review and define compliance standards

•	Bank Reconciliations at Devcon Materials & Construction performed timely. In process at Security Services

•	Timeliness of analysis

1.	Three personnel at Materials & Construction transitioned out of finance & administration

2.	Higher qualified financial analyst hired at Materials & Construction

3.	Assistant Controller hired at Devcon Security and one experienced accountant will be 40% more available

4.	Central Payroll Manager hired for all companies

•	Following the filing of the 1st Qtr Q, Financial managers will gather for a planning session to review deficiencies in control areas.

Devcon International Corp

Summary of Corrected Audit Differences Related to Material Internal Control Weaknesses

All adjustments recorded in the 4th Quarter of 2005

		(000's of dollars)
				Income Effect	Period to which reason for adjustment related						Reason Why Timing of Adjustment is
#	Description	Debit	Credit	(loss)	Q4 2005	Q3 2005	Q2 2005	Q1 2005	2004	Reason for Adjustment	Appropriate

1	Construction in progress	$ 96		$ —						Purchased asset was received; however, the invoice was not processed by Accounts Payable at period end.	Risk of loss transferred in the 4th quarter of 2005 and, therefore, timing of entry is appropriate.
	Accounts payable		$ 96

2	Accrued legal fees Miscellaneous income	$ 10	xx $ 10	xx $ 10					xx $ 10	Estimated legal fee accrual was determined as unnecessary.

The subsidiary which had reserved for the fee accrual was sold in the 1st quarter of 2006, resulting in management determining that the fees would no longer be incurred. Accordingly, the timing of the entry is appropriate.

3	Construction in progress	$170
	Cost of construction	$106		$(106)	$ (106)					Purchased assets and services were received; however, the invoice was not processed by Accounts Payable at period end.	Risk of loss transferred in the 4th quarter of 2005 and, therefore, timing of entry is appropriate.
	Billing in excess of costs	$120
	Costs in excess of billings	$ 7
	Estimated loss on contract	$ 3
	Accounts payable		$279
	Contract revenue		$127	$127	$127

4	Minority interest	$ 59								Minority interest in results of operations for Devmat joint venture was not recorded in the 4th quarter of 2005	Minority interest pertains to the 4th quarter of 2005 and therefore the timing of the entry is appropriate.
	Minority interest expense		$ 59	$ 59	$ 59

5	Leasehold improvements	$ 69								FASB Statement No. 13 adjustment for tenant improvement allowance and leasehold improvements for our Deerfield, Florida office location was not made in the 1st quarter of 2005 when the improvements were made.

The improvements and landlord allowance was completed in the 1st quarter of 2005 and would have resulted in the adjustments to income before income taxes as set out in the periods indicated. The Company determined the adjustments to prior interim periods were immaterial and accordingly the timing of the entry in the 4th quarter of 2005 is appropriate.

	Depreciation	$ 8		$ (8)	$ (2)	$ (2)	$ (2)	$ (2)
	Office rent	$ 55		$ (55)	$ (14)	$ (14)	$(14)	$(13)
	Deferred rent - short term		$ 19
	Deferred rent - long term		$104
	Accumulated depreciation		$ 9

6	Accrued Land transfer fees Other Income	$ 25	xx $ 25	xx $ 25	xx $ 25

An accrual for legal costs to effect the transfer of the sale of land by a subsidiary in a foreign country was recorded in the 4th quarter of 2004. The foreign government had still not acted on the request to formally register the transferred title at the end of 2005. The subsidiary was sold in March of 2006 which resulted in the accrual being reversed.

The sale of the subsidiary in the 1st quarter of 2006 relieved the Company of the potential liability while the December 31, 2005 financial statements were being prepared; therefore, the timing of the entry in the 4th quarter of 2005 is appropriate.

Devcon International Corp

Summary of Corrected Audit Differences Related to Material Internal Control Weaknesses

All adjustments recorded in the 4th Quarter of 2005

		(000's of dollars)
#	Description	Debit		Credit		Income Effect (loss)		Period to which reason for adjustment related						Reason for Adjustment	Reason Why Timing of Adjustment is Appropriate
								Q4 2005		Q3 2005	Q2 2005	Q1 2005	2004

7	Construction COGS Maintenance parts inventory		$56	$	xx 56		$(56)		$(56)

A December 2005 analysis of the condition of equipment and maintenance parts to support that equipment indicated that repair parts were used more quickly than they were released from parts inventory to cost of construction, resulting in the adjustment to maintenance parts inventory.

The adjustment resulted from a review of the value of inventoried parts to support maintenance operations in conjunction with the Company's audit at the end of 2005 and therefore the recording of the adjustment in the 4th quarter of 2005 is appropriate.

8	Construction in progress		$559				$—							FASB Statement No. 13 adjustment for leasehold improvements at our new Boca Raton Florida office was not recorded.	The tenant allowance and improvement occurred in the 4th quarter of 2005 and therefore the timing of the entry is appropriate.
	Deferred rent - long term				$559

9	Severance payable - short term Severance payable - long term Severance expense	$ $	258 130	$	xxxx xx 388	$	xx xx 388	$	xx xx 388

The Company, based on verbal discussions which occurred with an executive in October 2005, accrued for severance cost for that executive. The severance was to occur if certain events did not occur in January 2006. The adjustment was necessary since formal written notice to the employee did not occur until January 2006.

															The executive was terminated in January 2006; however, since written notice was not given to the executive prior to December 2005, the adjustment recognizing the severance in 2006 is appropriate.

10	Other long-term assets Other current assets		$3,000	$	xx 3,000		$—							The reclassification of a deposit made in November 2005 for an acquisition was incorrectly reclassified to other current assets	This entry properly classifies the deposit as a long term asset for an acquisition which was completed in the 1st quarter of 2006; therefore the timing of the entry is appropriate.

11	Other income (expense) Cash		$140	$	xx 140		$(140)			$(55)			$(85)	Bank Reconciliations completed before October 2005 for certain foreign country operations were found to have errors affecting periods before the 4th quarter of 2005.

The errors in the bank reconciliations were determined to be in transit items caused by delays in bank reporting and inadequate bank reconciliation review procedures. The periods affected were determined by transaction dates on the bank statement. The impact on prior and interim periods was determined by management to be immaterial to those prior and interim periods; therefore, the timing of recording the entire adjustment in the 4th quarter of 2005 is appropriate.

12	Prepaid expenses Other current assets		$382	$	xx 382		$—							Classification of certain prepaid expenses were incorrectly classified in the original consolidation	The expenses which had been prepaid were determined to have been planned for use during 2006; accordingly, the timing of the adjustment in the 4th quarter of 2005 is appropriate.

Devcon International Corp

Summary of Corrected Audit Differences Related to Material Internal Control Weaknesses

All adjustments recorded in the 4th Quarter of 2005

		(000's of dollars)
#	Description	Debit		Credit		Income Effect (loss)			Period to which reason for adjustment related							Reason for Adjustment	Reason Why Timing of Adjustment is Appropriate
									Q4 2005	Q3 2005		Q2 2005	Q1 2005		2004

13	Other long-term liability Material cost of goods sold		$57	$	xx 57	$	xx 57								$57	An accrual which existed at the end of 2004 for the cost of required refurbishment of a quarry was determined to have been duplicated in analysis of the accrual at December 31, 2005.	The subsidiary for which the accrual was recorded was sold in April 2006. The impact on the prior period was considered by management to be immaterial to the 2004 4th quarter results; therefore the timing of the adjustment in the 4th quarter of 2005 is appropriate.

14	Selling, general and administration expense Interest income Cash		$46	$ $	xxxx 1 45	$ $	(46 1)		$(19)		$(5)	$(2)	$ $	(6 1)	$(14)	Bank Reconciliations completed before October 2005 for certain foreign country operations were found to have errors affecting periods before the 4th quarter of 2005.	The errors in the bank reconciliations were determined to be in transit items caused by delays in bank reporting and inadequate bank reconciliation review procedures. The periods effected were determined by transaction dates on the bank statement. The impact on prior and interim periods was considered by management to be immaterial to those prior and interim periods; therefore the timing of recording the entire adjustment in the 4th quarter of 2005 is appropriate.

15	Interest expense		$207				$(207)		$(207)							After refinancing certain debt, loan origination fees and amortization of those fees were incorrectly classified in the original consolidation.	The refinancing occurred in November 2005; therefore, the timing of the adjustment provides for proper classification in the appropriate period.
	Loss on early extinguishment of debt		$1,058				$(1,058)		$(1,058)
	Bank financing costs				$1,058		$1,058		$1,058
	Depreciation				$207		$207		$207

16	Legal fees - selling, general & administration expense Utilities - discontinued operations Prepaid expenses Accounts payable	$ $ $	221 67 31	$	xxx xx x 319	$ $	(221 (67	) )	$(221)	$	xx (67)					Purchased services were received but invoices were not processed in Accounts Payable at period end.

$255 of risk of loss transferred in the 4th quarter of 2005 and $73 risk of loss transferred in the 3rd quarter of 2005. The $73 impact on the 3rd quarter of 2005 was considered by management to be immaterial to that prior interim period, therefore the timing of recording the entire adjustment in the 4th quarter of 2005 is appropriate.

17	Advertising expense		$45				$(45)		$(45)							Certain advertising costs incurred in the 4th quarter 2005 were incorrectly capitalized.	The advertising costs were adjusted to be properly expensed within the period inccurred.
	Prepaid advertising				$45

18	Other current assets Cash equivalents		$270	$	xx 270		$—									Selected certificates of deposit with original maturity dates in excess of 90 days were mis-classified as cash equivalents.	The adjustment adjusted classification of the certificates of deposit as other current assets due to there maturity term and properly removed them from cash equivalents at December 31, 2005.

Devcon International Corp

Summary of Corrected Audit Differences Related to Material Internal Control Weaknesses

All adjustments recorded in the 4th Quarter of 2005

		(000's of dollars)
	Description	Debit		Credit		Income Effect (loss)		Period to which reason for adjustment related						Reason for Adjustment	Reason Why Timing of Adjustment is Appropriate
#								Q4 2005		Q3 2005	Q2 2005	Q1 2005	2004

19	Security cost of goods sold Accounts payable		$64	$	II 64		$(64)		$(64)					Purchased services were received; however invoices were not processed in Accounts Payable at period end.	Risk of loss transferred in the 4th quarter of 2005 and therefore, timing of the entry is appropriate.

20	Cost of materials		$13				$(13)		$(13)					Purchased services and materials were received; however, the invoice was not processed by Accounts Payable at period end.	Risk of loss transferred in the 4th quarter of 2005; and, therefore, timing of the entry is appropriate.
	Cost of construction		$57				$(57)		$(57)
	Health insurance - selling, general and administration expense		$12				$(12)		$(12)
	Accounts payable				$82

21	Bad debt expense		$27				$(27)		$(27)					Original calculation of a reserve for bad debt expense was over accrued due to a formula error.	The reserve for bad debt was calculated on accounts receivable outstanding at December 31, 2005; and, therefore, timing of the entry is appropriate.
	Reserve for uncollectible accounts receivable				$27
22	Billing in excess of costs Costs in excess of billings Contract revenue - Construction	$ $	75 28	$	II II 103	$	II II 103	$	II II 103					A construction contract change order was signed by the customer and not recorded at the end of December 2005.	The adjustment provided for changes to cost to complete revenue accounts for signed changes to the contract at the end of 2005; and, therefore, timing of the entry is appropriate.

23	Reserve for uncollectible accounts receivable Bad debt expense		$22	$	II II 22	$	II II 22	$	II II 22					Original calculation of a reserve for bad debt expense was over accrued due to a formula error.	The reserve for bad debt was calculated on accounts receivable outstanding at December 31, 2005; and, therefore, timing of the entry is appropriate.

24	Accrued long-term retirement Pension expense		$19	$	II 19	$	II 19	$	OO 19					The original retirement and pension expense accrual at December 31, 2005 included people who stopped being employed by the Company during the 4th quarter of 2005.	The adjustment adjusted the pension expense accrual for changes in employment rosters during the 4th quarter of 2005; and, therefore, timing of the entry is appropriate.

25	Vacation payable Vacation expense		$29	$	II 29	$	II 29	$	II 29					The original vacation expense accrual for a subsidiary at December 31, 2005 was not adjusted for changes in employment rosters at the end of 2005. II	The adjustment adjusted the vacation accrual to match employment rosters at December 31, 2005; and, therefore, timing of the entry is appropriate.

Devcon International, Corp

Summary of Corrected Audit Differences Related to Material Internal Control Weaknesses

All adjustments recorded in the 4th Quarter of 2005

		(000's of dollars)
		Debit		Credit		Income Effect (loss)		Period to which reason for adjustment related						Reason for Adjustment	Reason Why Timing of Adjustment is Appropriate
#	Description							Q4 2005		Q3 2005	Q2 2005	Q1 2005	2004

26	Installation revenue - security Deferred material cost Deferred revenue Cost of sales - Security	$ $	123 139	$ $	0 0 123 139	$ $	(123 0 0 139)	$ $	(123 0 0 139)					Capitalization policies for the cost to install digital communication wire in customer locations in accordance with SAB 104 did not clearly identify various contract terms allowing inconsistent capitalization of installation costs related to recurring revenue contracts between acquired subsidiaries.	The SAB 104 policy was amended and the adjustment provides for consistent policy between subsidiaries for installation costs incurred before December 31, 2005; therefore, timing of the entry is appropriate.

27	Deferred financing costs-current Loan fees amortization expense Deferred financing costs - non-current	$ $	83 43		$0 0 126		$0 (43)		$0 (43)					An adjustment to the original consolidation was needed to properly classify the short and long term portion of financing costs and to adjust amortization for a portion of the financing costs for a loan.	The adjustment was made for a loan entered into in the 4th quarter of 2006 and therefore the timing of the entry is appropriate.

28	LT Deferred rent Rent expense Prepaid rent	$ $	29 3		$0 0 32		$0 (3)		$0 (3)					The initial FASB Statement No. 13 adjustment for a new office improvement that was prepared incorrectly requiring adjustment.	The new office was leased in the 4th quarter of 2005, and therefore the timing of the entry is appropriate.

29	Gain/Loss - COGS Gain/Loss - SGA		91		0 91		(91 91)							A gain on the sale of a piece of equipment was originally recorded as a cost of goods sold gain.	The sale and gain occurred in the 4th quarter of 2005; and, therefore, the timing of the entry is appropriate.

30	Reserve for uncollectible accounts receivable Bad debt expense		$17		$17		$0 0 17		$0 0 17					An adjustment for uncollectible accounts was not recorded on a subsidiaries accounting records to be consistent with Company policies for bad debt reserves.	The subsidiary was acquired in the 4th quarter of 2005, and the adjustment was made for accounts receivable at December 31, 2005; therefore, the timing of the entry is appropriate.

	Total of adjustments in the 4th Quarter of 2005 which related to weaknesses in internal or financial reporting controls		$8,129		$8,129		$(90)		$123	$(143)	$(18)	$(20)	$(32)

	Amounts relating to prior quarters considered immaterial, all adjustments were made in the 4th quarter of 2005

	Reported pre tax net (loss) income by quarter - as reported										$(1,426)	$166

	Reported pre tax net (loss) continuing operations by quarter - as reported								$(9,877)	$(4,527)

	Reported pre tax net (loss) income for year ended 2004												$11,078

	Reported pre tax net (loss) continuing operations for the year ended 2005						$(17,127)

Devcon International, Corp

Summary of Corrected Audit Differences Related to Material Internal Control Weaknesses

All adjustments recorded in the 1st Quarter of 2006

		(000's of dollars)
						Period Effected
#	Description	Debit	Credit		Income Effect (loss)	Q1 2006	Pre Q1 2006	Reason for Adjustment	Reason Why Timing of Adjustment is Appropriate

1	Accumulated depreciation	$216

In the 4th quarter of 2005, the Company

recorded an impairment adjustment on certain assets. The first quarter calculation of depreciation on these assets did not fully reflect the adjusted basis for the impairment and therefore required adjustment.

									The first quarter of 2006 was the first period following the impairment charge on the assets affected; and, therefore, the timing of the adjustment is appropriate.
	Depreciation expense - materials cost of goods sold			$105	$105	$105
	Depreciation expense - construction cost of goods sold			$65	$65	$65
	Depreciation expense - other cost of goods sold			$6	$6	$6
	Depreciation expense - selling, general & administration expense			$40	$40	$40

2	Operational tax expense Accrued operational taxes	$314	$	ll 314	$(314)	$(48)	$(266)	The Company has a potential gross receipts tax liability generated from operations between 2003 and 2005 in a foreign country. The subsidiary was sold in September 2005 and historical results are now included in Discontinued Operations. The potential tax liability is recorded on the Company's records. Applications previously filed with the government for exclusion of the tax have not yet been acted on by the foreign government. Recent advice from Counsel in the foreign country indicates that if the exclusion is not allowed, interest may be assessed, resulting in the decision to record the contingent interest liability.

The delays in a decision by the foreign government on the exclusion application has resulted in the accumulated potential interest liability. The $266 identified as pre-1st quarter 2006 relates to accumulated interest since inception of the potential liability through December 2005. Since it is undetermined when the foreign government will act on the exclusion application, the potential accrued interest was recorded following recent advice from counsel. An interest accrual of approximately $48 will be recorded in future quarters until the contingent tax liability is resolved. The recent advice from counsel and continued inaction by the foreign government was newly acquired information; and, therefore the timing of the adjustment in the 1st quarter of 2006 is appropriate.

3	Notes receivable-current Notes receivable - non-current	$115	$	ii 115	$—			A note receivable was improperly classified as non-current.	The note receivable became current upon the sale of a subsidiary which occurred in the 1st quarter of 2006; and, therefore, timing of the entry is appropriate.

4	Long-term debt Short-term debt	$38,002	$	II 38,002	$—			Promissory Notes incurred in the first quarter of 2006 to finance an acquisition were improperly classified as non-current. II	The Notes were issued in the 1st quarter of 2006; and, therefore, timing of the entry is appropriate.

	Total of adjustments in the 1st Quarter of 2006 which related to weaknesses in internal or financial reporting controls	$38,647		$38,647	$(98)	$168	$(266)

	Amounts relating to prior quarters considered immaterial, all adjustments were made in the 1st quarter of 2006

	Reported pre tax net (loss) continuing operations for the quarter ended March 31, 2006 - as reported					$(10,609)